EXHIBIT 99.2

Focus Media Announces Change to Board of Directors

SHANGHAI, China, September 23, 2009 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, today announced changes to its board members.

Dr. Tan Zhi (a non-independent director) and Mr. Jimmy Wei Yu (a non-independent director) resigned from the board.

The Company further announced the appointment of Mr. Alex Deyi Yang, its current acting chief financial officer, as a non-independent director to its board of directors.

“We would like to express our gratitude to Dr. Tan Zhi and Mr. Jimmy Wei Yu for their great dedication to Focus Media especially the intelligence and the experience they brought in the development of our business.” said Jason Jiang, chairman and chief executive officer of Focus Media. “On behalf of the company, we wish to thank Dr. Tan and Mr. Yu for their services to the Company and to wish them well in the future.”

Jason Jiang further commented, “We are also pleased to add Alex Deyi Yang to our board of directors as he has unique experiences and knowledge with regard to our company. As our general counsel since August 2004 and acting chief financial officer since January of this year, Alex has been actively involved in all of the material transactions of our company since before our initial public offering and played a very important role in the management team of our company.”

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of June 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 128,000 LCD display and digital frames in its commercial location network and approximately 285,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn